VALDÉS & MORENO, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2016

CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47810

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valdés & Moreno, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6300 N. Revere Drive; Suite 110
(No. and Street)

Kansas City	Missouri	64151-3916
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Listrom 816-221-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company CPAs, Chartered
(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marco Listrom _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valdés & Moreno, Inc. _____, as of December 31 _____, 20 16 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



TERESA D. MULLETT
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4-21-2019

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdés & Moreno, Inc.

We have audited the accompanying statement of financial condition of Valdés & Moreno, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders equity, and cash flows for the year then ended. These financial statements are the responsibility of Valdés & Moreno, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Valdés & Moreno, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 (Schedule II) have been subjected to audit procedures performed in conjunction with the audit of Valdés & Moreno, Inc.'s financial statements. The supplemental information is the responsibility of Valdés & Moreno, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co.

February 27, 2017

VALDÈS & MORENO, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	31,987
Cash with clearing broker		119,837
Trading account with clearing broker		230,668
Investment account with clearing broker		104,950
Office equipment (net of accumulated depreciation of $5,342)		4,220
TOTAL ASSETS	$	491,662

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	6,270
Accrued payroll		2,873
Accrued payroll taxes and benefits		639
Margin account with clearing broker		279,373
Total liabilities		289,155

STOCKHOLDERS' EQUITY

Capital stock		221,000
Retained earnings (deficit)		(18,493)
Total stockholders' equity		202,507
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	491,662

The accompanying notes are an integral part of these financial statements

VALDÈS & MORENO, INC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions		$ 190,755
Trading gains		152,020
Underwriting profit		343,622
Consulting fees		69,007
Placement agent fees		5,625
Realized gain (loss) on investment securities		6,740
Unrealized gain (loss) on investment securities		(8,960)
Miscellaneous		17,993
Total revenues		776,802
DIRECT COSTS OF REVENUES		
Clearing expenses	$ 38,088	
Margin interest	4,983	
Other charges	23,753	66,824
GROSS MARGIN		709,978
EXPENSES		
Employee compensation and benefits		399,631
Independent contractor compensation		140,571
Office rent		35,193
Office expense		24,276
Quotation and market data		44,567
Travel and entertainment		15,488
Advertising and promotion		700
Regulatory fees and expense		26,198
Professional fees		19,366
Interest expense		7,793
Depreciation		1,595
Miscellaneous		11,609
Total expenses		726,987
Income (Loss) Before Income Taxes		(17,009)
Provision for Income Taxes (Benefit)		-
Net Income		$ (17,009)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

VALDÈS & MORENO, INC

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock Class A & B		Preferred Stock		Retained Earnings	
BALANCE, BEGINNING OF YEAR	$	2,000	$	219,000	$	(1,484)
Stock issuance		-		-		-
Dividends		-		-		-
Net income (loss)		-		-		(17,009)
BALANCE, END OF YEAR	$	2,000	$	219,000	$	(18,493)

The accompanying notes are an integral part of these financial statements

VALDÈS & MORENO, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	(17,009)
Depreciation		1,595
Realized (gains) losses		(6,740)
Unrealized (gains)losses		8,960
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivable from clearing broker		85,944
(Increase) decrease in trading account with clearing broker		(229,304)
(Increase) decrease in deposit with clearing broker		(95,984)
Increase (decrease) in accounts payable - trade		(14,426)
Increase (decrease) in independent contractors payable		(58,490)
Increase (decrease) margin account with clearing broker		261,498
Increase (decrease) in accrued payroll and benefits		(35,274)
Increase (decrease) in accrued income taxes		(9,315)
Increase (decrease) in accrued liabilities		(3,960)
Net cash provided by operating activities		(112,505)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES:

Purchase of depreciable assets	-
Purchase of long term investments	(203,779)
Proceeds from sale of long term investments	281,052
Net cash provided (used) by investing activities	77,273

CASH PROVIDED (USED) IN FINANCING ACTIVITIES:

Dividends	-
Net cash provided (used) in investing activities	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(35,232)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		67,219
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	31,987

The accompanying notes are an integral part of these financial statements

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated on July 13, 1994 and started business on May 2, 1995. The Company operates as a fully disclosed broker/dealer based in Kansas City, Missouri. All customer cash balances and securities are carried by a clearing broker.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2016 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

C.   *Commissions*

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

D.   *Investment Banking*

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Investment banking sales concessions are recorded on settlement date, and underwriting fees at the time the underwriting is completed and the payment has been received.

E.   *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated, using the straight-line basis using the estimated useful lives of five to ten years.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2016 was $1,595.

F.   *Statement of Cash Flows*

Cash *and Cash Equivalents* - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2016, the Company did not have any cash equivalents.

Cash Paid - Interest and Taxes - The amount of cash paid for interest and taxes for the year ended December 31, 2016 are as follows:

Interest	$	12,776
Income taxes	$	--

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2016, the Company had aggregate indebtedness of $9,783 and net capital of $142,449 which resulted in a ratio of .0687 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2016, based on its minimum requirement, the Company had excess net capital of $42,449.

NOTE 3   CAPITAL STOCK

The Company is capitalized with the following issues of stock:

Common stock, class A; $1 par value,
1,000 shares issued and outstanding;
Controlling shareholder – 100%

Common stock, class B; $.01 par value,
100,000 shares issued and outstanding;
Controlling shareholder – 92.5%

Preferred stock; $100 par value,
2,190 shares issued and outstanding;
Controlling shareholder – 100%

NOTE 4   FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

NOTE 4   FAIR VALUE (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

	Level 1	Level 2	Level 3	Total
ASSETS				
Cash	$ 119,837	-	-	$ 119,837
Deposit with clearing broker	-	-	-	-
Equity securities	844	-	-	844
Municipal securities	-	334,774	-	334,774
Total	$ 120,681	334,774	-	$ 455,455

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 5 **INVESTMENTS**

The Company's investments are identified as follows:

Trading Securities

This is an account maintained by the company with its clearing broker to invest in securities on a short term basis. Income from this activity is reflected in income in the current year. The fair value of these investments at December 31, 2016 was $230,668 with a cost of $279,373. This account has a corresponding margin account balance of the same amount.

Hold-to-Maturity Bonds

These type of bonds are held to their maturity date. At maturity, the holder of the bonds will receive the face value of the bond plus any accrued interest. When purchased the bonds were acquired at either a discount or premium and in accordance with GAAP this discount or premium is amortized to income over the life of the bond. At December 31, 2016 the Company did not have any bonds that were being held to maturity.

Available-for-Sale Securities

This category included investments that the company will not likely hold forever, but can be actively traded. At December 31, 2016 the fair value for these investments was $104,950 with a corresponding cost of $115,840.

NOTE 6 **INCOME TAXES**

The Company follows the provisions of FASB accounting standards with regard to unrecognized tax positions. Since the Company has not taken any tax positions for which the deductibility is uncertain, it has not provided for any increase in tax liability as of December 31, 2016. Tax years 2013 through 2015 are still open and subject to examination by the respective tax jurisdictions. There were no significant timing differences between book and tax income and accordingly there is no provision for deferred income taxes required.

VALDÉS & MORENO, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

NOTE 7   **LEASE COMMITMENTS**

In July 2012, the Company executed a lease on a new office space for a ten-year period at annual rates ranging from $22,200 to $28,260. Annual maturities are:

2017	$ 27,648
2018	$ 28,260
2019	$ 28,260
2020	$ 28,260
2021	$ 28,260
Thereafter	$ 14,130

In addition the Company lease additional office space at another location for one year, expiring April 30, 2017 at the rate of $975 per month.

Office lease expense for 2016 was $35,193.

NOTE 8   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 27, 2017, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2016
Valdès & Moreno, Inc	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$	202,507	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			202,507	3500
4.	Add:				
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-	3520
	B.	Other (deductions) or allowable credits (List)		-	3525
5.	Total capital and allowable subordinated liabilities		$	202,507	3530
6.	Deductions and/or charges:				
	A.	Total non-allowable assets from Statement of Financial Condition (Notes B and C) $ 4,220	3540		
	B.	Secured demand note delinquency	3590		
	C.	Commodity futures contracts and spot commodities – proprietary capital charges -	3600		
	D.	Other deductions and/or charges -	3610	(4,220)	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions		$	198,287	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A.	contractual securities commitments $ -	3660		
	B.	Subordinated securities borrowings	3670		
	C.	Trading and investment securities:			
		1. Exempted securities 20,405	3735		
		2. Debt securities -	3733		
		3. Options -	3730		
		4. Other securities 127	3734		
	D.	Undue Concentration 35,306	3650		
	E.	Other (List) -	3736	(55,838)	3740
10.	Net Capital		$	142,449	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2016
Valdès & Moreno, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 19)	$ 652	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 42,449	3770
15.	Net capital less greater of 10% of line19 or 120% of line 12	▾22 $ 22,449	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$ 9,783	3790
17.	Add:		
	A. Drafts for immediate credit	▾21$ -	3800
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810
	C. Other unrecorded amounts (List)	$	3820 — 3830
19.	Total aggregate indebtedness	$ 9,783	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	% 6.87	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)	% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	▾23$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Valdés & Moreno, Inc.
Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
RAYMOND E. MEYER, JR., CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Valdés & Moreno, Inc.

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Valdés & Moreno, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Valdés & Moreno, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



David Lundgren & Co.

February 27, 2017

Registered: SEC MSRB

Member: FINRA SIPC



Valdés & Moreno

6300 N. Revere Dr. Suite 110
Kansas City, MO 64151

(816) 221-6700

(800) 279-7200

Valdés & Moreno, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Valdés & Moreno, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Valdés & Moreno, Inc.

I, Marco R. Listrom, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: PRESIDENT

February 27, 2017